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                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                             ----------------


                                 FORM 8-A


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                      FOREMOST CORPORATION OF AMERICA
          (Exact Name of Registrant as Specified in Its Charter)

                   MICHIGAN                          38-1863522
   (State of Incorporation or Organization)        (IRS Employer
                                                 Identification No.)

             5600 BEECH TREE LANE
              CALEDONIA, MICHIGAN                      49316
  (Address of Principal Executive Offices)           (Zip Code)

Mailing Address:  POST OFFICE BOX 2450, GRAND RAPIDS, MICHIGAN 49501

Securities to be registered pursuant to Section 12(b) of the Act:

         TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH
          TO BE SO REGISTERED           EACH CLASS IS TO BE REGISTERED

     Common Stock, $1.00 par value         New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None
















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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On February 23, 1998, the Board of Directors of Foremost Corporation of America (the "COMPANY") adopted a resolution whereby the Company would enter into an Agreement and Plan of Merger (the "PLAN OF MERGER") which provides for the merger of the Company into a wholly owned subsidiary of the Company. The purpose of the Plan of Merger is to change the Company's state of incorporation from Delaware to Michigan. The Company's stockholders approved the Plan of Merger at the Annual Meeting of Stockholders held on April 30, 1998.

          The total number of shares of stock which the Company has the authority to issue is 70,000,000 shares of common stock, $1.00 par value per share ("COMMON STOCK"), and 10,000,000 shares of preferred stock, without par value ("PREFERRED STOCK").

A.   PROVISIONS APPLICABLE TO COMMON STOCK.

     1. NO PREFERENCE. Except as provided by law or by the Company's shareholder rights plan, as in effect from time to time, none of the shares of Common Stock shall be entitled to any preferences, and each share of Common Stock shall be equal to every other share of said Common Stock in every respect.

     2. DIVIDENDS. After payment or declaration of full dividends on all shares having a priority over the Common Stock as to dividends, and after making all required sinking or retirement fund payments, if any, on all classes of Preferred Stock and on any other stock of the Company ranking as to dividends or assets prior to the Common Stock, dividends on the shares of Common Stock may be declared and paid, but only when and as determined by the Board of Directors.

     3. RIGHTS ON LIQUIDATION. On any liquidation, dissolution, or winding up of the affairs of the Company, after there shall have been paid to or set aside for the holders of all shares having priority over the Common Stock the full preferential amounts to which they are respectively entitled, the holders of the Common Stock shall be entitled to receive pro rata all the remaining assets of the Company available for distribution to its shareholders.

     4. VOTING. At all meetings of shareholders of the Company, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held by them respectively.

B.   PROVISIONS APPLICABLE TO PREFERRED STOCK.

     1. Issuance in Series. The authorized shares of Preferred Stock may be issued from time to time in one or more series, each of such series to


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have such designations, powers, preferences, and relative, participating, optional, or other rights, and such qualifications, limitations, or restrictions, as may be stated in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors. Authority is hereby expressly granted to the Board of Directors, subject to the provisions of this Section, to authorize the issuance of any authorized and unissued shares of Preferred Stock (whether or not previously designated as shares of a particular series, and including shares of any series issued and thereafter acquired by the Company) as shares of one or more series of Preferred Stock, and with respect to each series to determine and designate by resolution or resolutions providing for the issuance of such series:

          (a) The number of shares to constitute the series and the title thereof;

          (b) Whether the holders shall be entitled to cumulative or noncumulative dividends, and, with respect to shares entitled to cumulative dividends, the date or dates from which such dividends shall be cumulative, the rate of the annual dividends thereon (which may be fixed or variable and may be made dependent upon facts ascertainable outside of the Articles of Incorporation), the dates of payment thereof, and any other terms and conditions relating to such dividends;

          (c) Whether the shares of such series shall be redeemable, and, if redeemable, whether redeemable for cash, property, or rights, including securities of any other company, and whether redeemable at the option of the holder or the Company or upon the happening of a specified event, the limitations and restrictions with respect to such redemption, the time or times when, the price or prices or rate or rates at which, the adjustments with which, and the manner in which such shares shall be redeemable, including the manner of selecting shares of such series for redemption if less than all shares are to be redeemed, and the terms and amount of a sinking fund, if any, provided for the purchase or redemption of such shares;

          (d) Whether the shares of such series shall be participating or nonparticipating, and, with respect to participating shares, the date or dates from which the dividends shall be participating, the rate of the dividends thereon (which may be fixed or variable and may be made dependent upon facts ascertainable outside of the Articles of Incorporation), the dates of payment thereof, and any other terms and conditions relating to such additional dividends;

          (e) The amount per share payable to holders upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company;



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          (f)  The conversion or exchange rights, if any, of such series, including, without limitation, the price or prices, rate or rates, and provisions for the adjustment thereof (including provisions for protection against the dilution or impairment of such rights), and all other terms and conditions upon which shares constituting such series may be converted into, or exchanged for, shares of any other class or classes or series;

          (g) The voting rights per share, if any, of each such series, provided that in no event shall any shares of any series be entitled to more than one vote per share; and

          (h) All other rights, privileges, terms, and conditions that are permitted by law and are not inconsistent with this Section.

     All shares of Preferred Stock shall rank equally and be identical in all respects except as to the matters specified in this Section or any amendment thereto, or the matters permitted to be fixed by the Board of Directors, and all shares of any one series thereof shall be identical in every particular except as to the date, if any, from which dividends on such shares shall accumulate.

     2. Dividends. The holders of shares of each series of Preferred Stock shall be entitled to receive, when, as, and if declared by the Board of Directors, dividends at, but not exceeding, the dividend rate fixed for such series by the Board of Directors pursuant to the provisions of this Section.

     3. Liquidation Preference. Upon the liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive in full out of the assets of the Company available for distribution to shareholders (including its capital) before any amount shall be paid to, or distributed among, the holders of Common Stock, an amount or amounts fixed by the Board of Directors pursuant to the provisions of this Section. If the assets of the Company legally available for payment or distribution to holders of the Preferred Stock upon the voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company are insufficient to permit the payment of the full preferential amount to which all outstanding shares of the Preferred Stock are entitled, then such assets shall be distributed ratably upon outstanding shares of the Preferred Stock in proportion to the full preferential amount to which each such share shall be entitled. After payment to holders of the Preferred Stock of the full preferential amount, holders of the Preferred Stock as such shall have no right or claim to any of the remaining assets of the Company. The merger or consolidation of the Company into or with any other corporation, or the merger of any other corporation into the Company, or the sale, lease, or conveyance of all or substantially all of the property


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or business of the Company, shall not be deemed to be a dissolution, liquidation, or winding up for purposes of this Paragraph 3.

C.   OTHER PROVISIONS AFFECTING CONTROL OF THE COMPANY

     Certain provisions of the Company's Articles of Incorporation, Bylaws, and other plans may affect control of the Company. The following provisions may have an anti-takeover impact and may make tender offers, proxy contests, and certain mergers more difficult to consummate.

     1.   PROVISIONS REGARDING THE BOARD OF DIRECTORS.

          (a) CLASSIFIED BOARD. The Company's Articles of Incorporation classify the Company's Board of Directors into three classes serving staggered, three-year terms. Classification of the Board could have the effect of extending the time during which the existing Board of Directors could control the operating policies of the Company even though opposed by the holders of a majority of the outstanding shares of Common Stock.

          (b) NOMINATION OF DIRECTORS. Under the Company's Articles of Incorporation, all nominations for directors by shareholders are required to be delivered to the Company in writing at least 120 days before the date of an annual meeting of shareholders or, in the case of a special meeting of shareholders at which a director or directors would be elected, at least seven days after the notice of the special meeting. A nomination that is not received before these deadlines would not be placed on the ballot. The Board believes that advance notice of nominations by shareholders would afford a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, would provide an opportunity to inform shareholders about such qualifications. Although this nomination procedure would not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors, the nomination procedure could have the effect of precluding a nomination for the election of directors at a particular meeting if the proper procedures were not followed.

          (c) REMOVAL OF DIRECTORS. The Company's Articles of Incorporation do not provide for cumulative voting. Under the Company's Articles of Incorporation, subject to the rights of any series of Preferred Stock then outstanding, any director could be removed from office, but only for cause, and only by shareholder action. Generally, the vote for removal would require the affirmative vote of a majority of shares entitled to vote at an election of directors. "Cause" for removal could only be present in the circumstances specified in the Company's Articles of Incorporation.


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     "Cause" is present when: (i) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) the director has been adjudicated by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of such person's duty to the Company in a matter of substantial importance to the Company and such adjudication is no longer subject to a direct appeal; (iii) the director has become mentally incompetent, whether or not so adjudicated, which mental incompetency directly affects such person's ability as a director of the Company; or (iv) the director's actions or failure to act are deemed by the Board of Directors to be in derogation of the director's duties.

          Whether cause for removal exists shall be determined by an affirmative vote of 80% of the voting power of all shares of capital stock of the Company entitled to vote on the election of directors, voting together as a single class or by the affirmative vote of a majority of the total number of directors. Any action to remove a director pursuant to (i) or (ii) above shall be taken within one year of such conviction or adjudication. For purposes of this paragraph, the total number of directors will not include the director who is the subject of the removal determination, nor will such director be entitled to vote thereon.

     2.   SUPERMAJORITY VOTE PROVISIONS.

          (a) MICHIGAN FAIR PRICE ACT. Under the Articles of Incorporation, the Company has elected to be governed by Chapter 7A (Section 775 through Section 784) of the Michigan Business Corporation Act (the "FAIR PRICE ACT"); PROVIDED, HOWEVER, that business combinations with existing beneficial owners of more than 10% of the outstanding shares of Common Stock of the Delaware corporate affiliate of the Company as of February 23, 1998, or with an affiliate of such existing beneficial owners, shall not be subject to the provisions of the Fair Price Act. The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of noninterested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

          The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These


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     conditions include, among others:  (i) the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (A) the market value of the shares or (B) the highest per share price paid by an interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

          The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution before the time that the interested shareholder first became an interested shareholder, as discussed above.

          (b) MICHIGAN CONTROL SHARE ACQUISITION ACT. Under the Articles of Incorporation, the Company has elected to be governed by Chapter 7B (Section 790 through Section 799) of the Michigan Business Corporation Act (the "CONTROL SHARE ACT"); PROVIDED, HOWEVER, that existing beneficial owners of more than 10% of the outstanding shares of Common Stock of the Delaware corporate affiliate of the Company, as of February 23, 1998, shall not be subject to the voting rights, redemption, and other provisions of the Control Share Act.

          The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3%, or 50%. Under the Control Share Act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the target corporation and directors of the target corporation who are also employees of the corporation) vote to confer voting rights on the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

          The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

          Control shares acquired in a control share acquisition, with respect to which no acquiring person statement has been filed with the


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     Company, may, at any time during the period ending 60 days after the last acquisition of control shares or the power to direct the exercise of voting power of control shares by the acquiring person, be redeemed by the Company at the fair value of the shares.

          After an acquiring person statement has been filed and after the meeting which the voting rights of the control shares acquired in a control share acquisition are submitted to the shareholders, the shares are subject to redemption by the Company at the fair value of the shares unless the shares are accorded full voting rights by the shareholders pursuant to Section 798 of the Michigan Business Corporation Act.

          A redemption of shares by the Company under the terms of this Section shall be made upon election to redeem by the Board of Directors. Written notice of the election shall be sent to the acquiring person within seven days after the election is made. The determination of the Board of Directors as to fair value shall be conclusive. Payment shall be made for the control shares subject to redemption within 30 days after the election to redeem is made at a date and place selected by the Board of Directors. The Board of Directors may adopt additional procedures to accomplish a redemption.

     3. RESTRICTIONS ON AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS OF THE COMPANY. Several provisions of the Company's Articles of Incorporation require a greater-than-majority vote to be amended. Specifically, Article XI provides that no amendment to the Articles of Incorporation may alter, modify, or repeal any or all of the provisions of
Article VII (Board of Directors; Number; Classification; Vacancies; Removal; Nominations); Article XI (Amendment of Articles of Incorporation);
Article XII (Amendment of Bylaws); Article XIII (Special Shareholder Meetings), unless the amendment is adopted by the affirmative vote of not less than 80% of the outstanding shares of voting stock held by shareholders who are not interested shareholders, unless the amendment is declared advisable by the affirmative vote of 75% of the Board of Directors.

ITEM 2.   EXHIBITS.

EXHIBIT NO.         DOCUMENT

   2.1 Agreement and Plan of Merger. Previously filed as an appendix to the Company's Definitive Proxy Statement filed on March 25, 1998, and incorporated herein by reference.





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   3.1              Articles of Incorporation of the Company.  Previously
                    filed as an appendix to the Company's Definitive Proxy Statement filed on March 25, 1998, and incorporated herein by reference.

   3.2 Bylaws of the Company. Previously filed as an appendix to the Company's Definitive Proxy Statement filed on March 25, 1998, and incorporated herein by reference.

   4.1              Articles of Incorporation.  See Exhibit 3.1.

   4.2              Bylaws.  See Exhibit 3.2.

   4.3              Form of Specimen Stock Certificate.

   4.4 Rights Agreement between the Company and First Chicago Trust Company dated December 14, 1989, as amended. Previously filed as an exhibit to the Company's Registration Statement on Form 8-A, effective January 8, 1990, and incorporated herein by reference.






























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                                 SIGNATURE



          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              FOREMOST CORPORATION OF AMERICA


Dated: June 26, 1998         By /S/ RICHARD L. ANTONINI
                                 Richard L. Antonini
                                 Chairman, Chief Executive Officer and
                                 President


































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                               EXHIBIT INDEX


EXHIBIT        DOCUMENT


   2.1 Agreement and Plan of Merger. Previously filed as an appendix to the Company's Definitive Proxy Statement filed on March 25, 1998, and incorporated herein by reference.

   3.1 Articles of Incorporation of the Company. Previously filed as an appendix to the Company's Definitive Proxy Statement filed on March 25, 1998, and incorporated herein by reference.

   3.2 Bylaws of the Company. Previously filed as an appendix to the Company's Definitive Proxy Statement filed on March 25, 1998, and incorporated herein by reference.

   4.1         Articles of Incorporation.  See Exhibit 3.1.

   4.2         Bylaws.  See Exhibit 3.2.

   4.3         Form of Specimen Stock Certificate.

   4.4 Rights Agreement between the Company and First Chicago Trust Company dated December 14, 1989, as amended. Previously filed as an exhibit to the Company's Registration Statement on Form 8-A, effective January 8, 1990, and incorporated herein by reference.